

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2018

Anil Idnani
Chief Executive Officer
GD Entertainment & Technology, Inc.
1 Bridge Plaza, 2nd Floor
Fort Lee, NJ 07024

> **Re: GD Entertainment & Technology, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed May 1, 2018**
> **File No. 024-10811**

Dear Mr. Idnani:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2018 letter.

Amendment No. 2 to Form 1-A

Item 1. Issuer Information Financial Statements, page 4

1.   We reiterate comment 1. Please present updated information derived from the financial statements for the most recent period contained in the offering statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations for the Next 12 Months, page 32

2.   We note your response to our prior comment 4 and reissue it. Please revise your offering statement to include the information from your response so that investors will have insight

into your financial results and its impact on future results of operations.

Contingencies, page 33

3.   Your response to comment 5 does not appear to address all of our concerns. As previously requested, describe for us and disclose your consideration of whether GD Entertainment might be responsible for various material unrecorded liabilities arising before its acquisition by Mr. Idnani; and as required by the Instruction to Item 9(a) to Form 1-A, please address any material uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

Business , page 35

4.   We note your response to our prior comment 10. Please further revise your disclosure to include a discussion of the regulations that may apply to your planned cryptocurrency ATM operations. Please provide more background on the organizations and terms you reference and use in your disclosure (e.g., AML). Please also incude a discussion of the anticipated compliance costs involved.

Financial Statements
Consolidated Statements of Cash Flows, page F-21

5.   As previously requested in comment 14, please revise your Investing Activities and your Financing Activities sections of your statements of cash flows to reflect only items providing or using cash during the reporting period, as appropriate pursuant to ASC 230-10-45-11 through -45-15.

6.   Further, we note that cash flows from operating activities disclosure on page F-21 does not address non-cash charges such as loss on impairment of assets and gain on forgiveness of debt. Please revise your operating cash flows activities disclosures in accordance with ASC 230-10-45-28 through -45-32.

Note 4, Loans Payable, page F-24

7.   We note as of February 28, 2018 you owe loans of approximately $619,000 to various parties. Please clarify the amounts due under these loans at each required balance sheet date. Disclose the material contractual terms for loan amounts due and reconcile such amounts due to your consolidated financial statements. Tell us your consideration of whether interest expenses due on your loans and convertible notes payable should have been recognized in your results of operations.

Note 5, Convertible Notes Payable, page F-25

8.   We considered your response to comment 12 and find that the current status and terms of several convertible notes remains unclear. As previously requested, please update your

Anil Idnani
GD Entertainment & Technology, Inc.
May 4, 2018
Page 3

disclosure of convertible notes payable through *each* required reporting period. In your response please address the following:

- The remaining balance due on the $250,000 of convertible notes originally borrowed on July 23, 2004 (page F-25),
- The $500,000 principle amount due to Global Capital Funding Group, L.P. as part of the November 2009 settlement (pages F-26 and F-27), and
- The amounts of $10,000, $25,000 and $10,000 borrowed on December 22, 2014, October 5, 2015 and March 6, 2015, respectively (page F27).

Reconcile the amounts outstanding for your convertible notes to your consolidated financial statements for each required reporting period and explain for us why the amounts borrowed during the quarter ended February 28, 2018 do not reconcile with your financing activity cash flows disclosed on page F-21.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other questions.

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